FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          SEPTEMBER 2004

Commission File Number:    000-50422

                                AMADOR GOLD CORP.
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             (Exact Name of Registrant, as Specified in its Charter)

          16493-26TH AVENUE, SURREY, BRITISH COLUMBIA, CANADA, V3S 9W9
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                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]              Form 40-F  [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [_]                   No  [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________


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                                TABLE OF CONTENTS

Document 1        Material Change Report dated September 1, 2004


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                                                                      DOCUMENT 1

                                 BC FORM 53-901F

                                 SECURITIES ACT

        MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Every report required to be filed under section 85(1) of the SECURITIES ACT (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure".

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

1.       REPORTING ISSUER

         AMADOR GOLD CORP.
         c/o 16493 - 26th Avenue
         Surrey, B.C., V3S 9W9

2.       DATE OF THE MATERIAL CHANGE

         August 23, 2004 and August 25, 2004

3.       PRESS RELEASE

         Press releases faxed to the TSX Venture Exchange and disseminated through Canada NewsWire, Vancouver Stockwatch and Market News. Press release also filed through SEDAR with the TSX Venture Exchange, the British Columbia Securities Commission and the Alberta Securities Commission.

4.       SUMMARY OF MATERIAL CHANGE

         AUGUST 23, 2004 - The Issuer announced the filing of a Form 20-F Registration Statement with the United States Securities and Exchange Commission.

         AUGUST 25, 2004 - The Issuer announced amendments to certain terms of the mining option agreements with each of Kenora Prospectors & Miners, Limited and Machin Mines Ltd.


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5.       FULL DESCRIPTION OF MATERIAL CHANGE

         AUGUST 23, 2004

          "AMADOR'S FORM 20-F REGISTRATION STATEMENT BECOMES EFFECTIVE

         VANCOUVER, BRITISH COLUMBIA, AUGUST 23, 2004 - AMADOR GOLD CORP (TSX-V:AGX) is pleased to announce that its Form 20-F Registration Statement filed with the United States Securities and Exchange Commission ("SEC") became effective on August 20, 2004 after review of the Registration Statement by the staff of the SEC."

         AUGUST 25, 2004

                     "AMADOR AMENDS MINING OPTION AGREEMENTS

         VANCOUVER, BRITISH COLUMBIA, AUGUST 25, 2004 - AMADOR GOLD CORP (TSX-V:AGX) is pleased to announce that pursuant to the mining option agreements dated January 31, 2003 with each of Kenora Prospectors & Miners, Limited ("Kenora") and Machin Mines Ltd. ("Machin"), the parties have agreed to amend certain terms. Amador will pay to each of Kenora and Machin the sum of $250,000 on August 27, 2006, August 27, 2007, August 27, 2008 and August 27, 2009, instead of one payment of $1,000,000 to each of Kenora and Machin on August 27, 2006. In addition, in lieu of interest charges, Amador has agreed to pay to each of Kenora and Machin 2 1/2% of the proceeds of any financing(s) completed by Amador between August 27, 2006 and final payment of all monies due. Also, all outstanding amounts will be due and payable to Kenora and Machin within ninety (90) days following the commencement of commercial production.

         AMADOR GOLD CORP. is a growing junior exploration company with extensive mineral holdings in the historic Shoal Lake gold camp, Ontario ("KPM Property") and has recently acquired options on two separate mineral properties in the Red Lake Gold District, Ontario. The KPM property is considered to be a key asset of Amador covering three past-producing mines and numerous attractive gold targets within the prospective southwest margin of the Canoe Lake Quartz Diorite Stock. Amador is looking to increase the mineral resource at KPM in prelude of an underground exploration program by carrying out 10,000 meters of diamond drilling in 2004-05.

         SHAREHOLDERS AND INVESTORS ARE INVITED TO WATCH THE PRESIDENT AND PROJECT GEOLOGIST OF AMADOR BEING INTERVIEWED LIVE ON THE SMARTSTOX ON-LINE TALK SHOW AT www.smartstox.com/interviews/agx.html AND READ AMADOR'S SMARTSTOX REPORT AT www.smartstox.com/reports/agx.pdf."

6.       RELIANCE ON SECTION 85(2) OF THE ACT

         Not Applicable


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7.       OMITTED INFORMATION

         No information has been omitted from this form.

8.       SENIOR OFFICERS

         The following senior officers of the Issuer may be contacted about the material change:

         Rupert L. Bullock          President                     (604) 536-5357
         Beverly J. Bullock         Corporate Secretary           (604) 536-5357

         STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.

         DATED at Surrey, British Columbia this 1st day of September, 2004.


                              "Beverly J. Bullock"

                               Beverly J. Bullock,
                               Corporate Secretary


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  AMADOR GOLD CORP.
                                  (Registrant)


Date:    September 2, 2004        BY:  /S/ BEVERLY J. BULLOCK
                                  --------------------------------------------
                                       Beverly J. Bullock, Corporate Secretary